Exhibit 99.3

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements with respect to NOVA Chemicals.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Forward-looking statements for the time periods beyond 2006 involve longer-term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty.  We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The words “believe,” “expect,” “plan,” “intend,” “estimate,” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could” often identify forward-looking statements. Specific forward looking statements contained in this Annual Report include, among others, statements regarding: our expected financial performance in future periods, including cost savings in the Styrenics Business; NOVA Chemicals’ expectations regarding future improvements in underlying EBITDA from its Olefins/Polyolefins and Styrenics Businesses due to its Performance Products; NOVA Chemicals’ expectations of favorable market conditions in the near-term; the effect of forward transactions on NOVA Chemicals’ earnings; our expectations of the supply/demand balance and global and North American operating rates in future periods; changes in the demand for our products and the future sales of our standard and Performance Products and production capacity growth; changes in our historical average cost advantage for ethylene produced at our Joffre, Alberta, site; the expected completion dates and benefits of our plant modernization projects; changes in pricing policies by us or our competitors; our competitive advantages and ability to compete successfully; our plans to increase our capacity to manufacture Performance Products; our beliefs concerning the cost savings and other benefits of our joint ventures; our estimates of the present value of our future net cash flows; changes in the costs of energy and raw materials; our methods of raising capital; our level of debt; our intended quarterly dividend; and general economic conditions.

With respect to forward-looking statements contained in this Annual Report, we have made assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement or business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of our Performance Products; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; costs to comply with the Kyoto Protocol; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European, and Asian economies; terrorists attacks; severe weather events; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement.  In addition, the forward-looking statements are made only as of the date of this Annual Report, and except as required by applicable law, we undertake no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

2005 FINANCIAL REVIEW TABLE OF CONTENTS

Management’s Discussion and Analysis  30

Consolidated Financial Statements  63

Notes to Consolidated Financial Statements  71

Trademark Information 101  |  Investor Information  102

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with information contained in the Consolidated Financial Statements and the notes thereto starting on page 63. This discussion and analysis has been based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 23 to the Consolidated Financial Statements. References to average capital employed, after-tax return on capital employed, cash flow cycle time, net debt to total capitalization, earnings before interest, taxes, depreciation and amortization, and net income (loss) from the businesses should be read in conjunction with the discussion of Supplemental Measures on page 55. This discussion and analysis is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit, Finance and Risk Committee comprised exclusively of independent directors. The Audit, Finance and Risk Committee reviews this disclosure and recommends its approval by the Board of Directors. This discussion and analysis was prepared as of February 15, 2006.

All amounts are presented in U.S. dollars unless otherwise noted.

Plastics and Chemicals

NOVA Chemicals is a focused plastics and chemicals company that operates two primary businesses:

•  The Olefins/Polyolefins business manufactures and sells ethylene, ethylene co-products and polyethylene resins.

•  The Styrenics business manufactures and sells styrene monomer, polystyrene and expandable polystyrene.

Polyethylene and styrenic polymer products are used in a wide variety of applications, including rigid and flexible packaging, food packaging, construction materials, electronics, appliances, automotive components, and other industrial and consumer goods.

NOVA Chemicals’ assets consist of NOVA Chemicals constructed world scale plants; acquisitions from companies such as Polysar Energy and Chemical Corporation, Union Carbide Canada Ltd., DuPont Canada Inc., ARCO Chemical Company, Huntsman Corporation and the Shell Petroleum Company Limited; and joint ventures with Dow Chemical Canada Inc., INEOS, and GRUPO IDESA.

By its nature, profitability in the commodity plastics and chemicals industry is highly cyclical. In addition to manufacturing standard commodity products (standard products), NOVA Chemicals’ Olefins/Polyolefins and Styrenics businesses developed a range of Performance Products. Performance Products have unique attributes that deliver enhanced value to customers and, therefore, earn a margin premium to standard products.

The combination of both low-cost standard products and value-added Performance Products provides NOVA Chemicals with leverage to a commodity cycle peak and the prospects of enhanced earnings stability during the course of the entire cycle.

Key Drivers of Financial Performance

NOVA Chemicals’ earnings and cash flow are primarily influenced by the margins we earn on the products we manufacture. Margin, on a unit basis, is defined as the difference between the selling price of products and the direct cost to produce and distribute them. Margins are directly impacted by changes in supply/demand balance, which drive the relationship of cost, seller’s price and sales volumes.

Supply/Demand Balance. The supply/demand balance of NOVA Chemicals’ products can best be measured by industry operating rates. Peak conditions occur when operating rates are high. During peak conditions, prices and margins tend to increase rapidly as customers attempt to secure scarce supply to meet their production needs. Conversely, trough conditions exist when there is ample supply, operating rates are low and producers tend to compete for market share by reducing prices, which in turn decreases margins.

The supply of product in the plastics and chemicals industry is primarily determined by the size and availability of manufacturing capacity. New capacity is typically added in large increments. It generally requires significant amounts of capital and lead time of three to five years for construction completion.

Demand is driven by economic growth and is related to both Gross Domestic Product (GDP) and Industrial Production (IP). Market demand for polyethylene and polystyrene has typically grown at one to two times GDP depending on the region of the world. Sustained industry operating rates in excess of 90% in polyethylene and 92% in styrene monomer represent typical inflection points at which margins in NOVA Chemicals’ Olefins/Polyolefins and Styrenics businesses begin to expand.

Figure 1. NCXNet Income (Loss) vs. United States GDP and IP

During industry downturns, chemical manufacturers are reluctant to add production capacity. In North America, Europe and Latin America, relatively little new capacity has been added in recent years and demand is absorbing excess capacity. Globally, new capacity is being added in the Middle East and Asia to meet the growing demand for petrochemicals and plastics from developing nations such as China and India, as well as other Southeast Asian countries and South America. The supply/demand balance, however, is expected to remain tight as the Chinese and Indian economies continue to register near double-digit plastics and chemical demand growth rates. In addition, plastics and chemical construction projects are experiencing delays and, in some cases, cancellations due to increasing construction and engineering costs. In North America, comparatively, little polyethylene or styrene monomer capacity has been added in the last several years, and there have been no announcements of new plant construction going forward. As a result, assuming GDP growth rates of approximately 3% as forecast by Global Insight, operating rates are expected to reach and maintain peak levels in polyethylene and styrene monomer in 2006 - 2008.

Figure 2. Polyethylene Growth by Region (1) (2006–2008)

Price. The prices for NOVA Chemicals’ standard polymer products are based on what customers are willing to pay relative to the price of competing products. Prices can change quickly as a result of fluctuations in the supply/demand balances and feedstock costs. Volatile feedstock costs during the last few years have made it essential for NOVA Chemicals, and others in the plastics and chemical industry, to shorten the time it takes to realize price increases from customers. In the third quarter of 2005, NOVA Chemicals’ policy regarding its price-increase notification period was revised from 30 days to as little as five days.

Volume. Sales volumes for plastics and chemicals products are most heavily influenced by economic growth and industrial production, both of which are key drivers of customer demand. NOVA Chemicals’ market share is the result of its products’ price, quality, performance properties and terms of sale versus those of its competitors. NOVA Chemicals sells large volumes of standard products. The ability to earn good returns requires a low-cost position.

Cost. Variable feedstock costs are the single largest component of NOVA Chemicals’ costs, and account for 60-80% of the total cost of its products. NOVA Chemicals’ primary feedstocks include ethane and other natural gas liquids (NGLs), crude oil and benzene. Pricing of these products has been volatile in the past and is likely to be volatile in the future. Changes in feedstock costs heavily influence the price of NOVA Chemicals’ products; however, it is margin driven by the supply/demand balance for plastics and chemical products that determines our profitability.

Fixed costs, those costs that do not vary with production, consist of plant operating and certain distribution costs; selling, general and administrative costs (SG&A); and research and development costs (R&D). SG&A costs represent all direct and most indirect expenses incurred in directing and administering the company. R&D costs relate to technical activities to support the development and commercialization of new products, processes and applications.

The following table illustrates how changes in various factors could affect NOVA Chemicals’ profitability, assuming all other factors are held constant. Changes in the opposite direction would have the opposite effect.

Potential Impact to NOVA Chemicals’ Profitability of:

	(MILLIONS OF US $)
	ANNUAL	ANNUAL	(BILLIONS OF LBS.)
	BEFORE-TAX	AFTER-TAX	ANNUAL
	INCOME	INCOME	PRODUCTION
AS OF DECEMBER 31, 2005	INCREASE	INCREASE(1)	CAPACITY(2)
Increase of U.S. 1¢ per pound in profit margin
Ethylene(3)	$48	$32	4.8
Polyethylene	34	22	3.4
Styrene(4)	38	25	3.8
Styrenic polymers - North America(5)	17	12	1.7
Styrenic polymers - Europe(6)	12	8	1.2
Propylene(7)	9	6	0.9
Decrease in cost of natural gas by U.S. 10¢ per mmBTU	11	7	—
Decrease in cost of benzene by U.S. 5¢ per gallon	20	13	—
Decrease in Canadian dollar of 1¢ vs. U.S. dollar	11	7	—

(1)	Based on an assumed tax rate of 34%.
(2)	Estimate based on current production capacity assuming 100% utilization.
(3)	Represents NOVA Chemicals’ annual ethylene capacity of 6.4 billion pounds at year-end 2005, less 1.6 billion pounds of ethylene capacity that is subject to toll and margin-sharing agreements.
(4)	Includes 925 million pounds of long-term purchase agreements.
(5)	Excludes production from Chesapeake, Virginia, facility scheduled to be closed by the end of the second quarter of 2006.
(6)	Represents NOVA Chemicals’ 50% share of NOVA Innovene production. Excludes production from the Berre, France, plant based on the assumption that production will cease at the end of July 2006.
(7)	Co-product from Corunna, Ontario, and Joffre, Alberta.

2005 Financial Overview

NOVA Chemicals’ Highlights

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS AND WHERE NOTED)	2005	2004(1)	2003(1)

Total assets	$5,217	$5,047	$4,413
Total long-term liabilities	$2,700	$2,646	$2,517
Total revenue	$5,616	$5,270	$3,949
Net income (loss)
Olefins/Polyolefins	$241	$249	$2
Styrenics	(221)	(73)	(140)
Corporate and Other Items	(124)	76	100
Methanex(2)	—	—	37
Net income (loss)	$(104)	$252	$(1)
Net income (loss) per common share
Basic	$(1.26)	$2.91	$(0.02)
Diluted	$(1.26)	$2.71	$(0.02)
Dividends per share (in Canadian dollars)	$0.40	$0.40	$0.40
Weighted-average common shares outstanding (millions)
Basic	83	87	87
Diluted	83	95	87

(1)          Restated — see Note 2 to the Consolidated Financial Statements.

(2)          In June 2003, NOVA Chemicals sold its investment in Methanex Corporation.

Changes in NOVA Chemicals’ Net Income (Loss)

(MILLIONS OF U.S. DOLLARS)	2005 vs 2004	2004 vs 2003

Higher net unit margin	$8	$334
(Lower) higher sales volumes	(193)	83
(Lower) higher gross margins(1)	(185)	417
Lower (higher) SG&A and R&D	70	(86)
(Higher) lower restructuring charges	(160)	7
Lower depreciation and amortization	7	1
(Higher) lower interest expense	(5)	22
Higher income tax (expense) recovery	86	(154)
(Lower) higher other gains	(169)	85
Lower equity earnings in Methanex	—	(39)
(Decrease) increase in net income (loss)	$(356)	$253

(1)   Calculated as revenue less feedstock and operating costs.

Consolidated Financial Results of Operations

2005 versus 2004

Net Income (Loss). During 2005, NOVA Chemicals reported a net loss of $104 million, or $1.26 per share, compared to net income of $252 million, or $2.71 per share in 2004. While NOVA Chemicals delivered solid returns in the first quarter due to favorable supply/demand fundamentals and strong margins, the balance of 2005 proved more challenging due in large part to a series of unusual events that impacted bottom line results for the year.

UNUSUAL EVENTS IN 2005	ESTIMATED AFTER-TAX IMPACT (IN MILLIONS)
Power outage at Corunna	$(21)
Joffre ethane interruption	(24)
Insurance accrual	(15)
European joint venture plant closures and severance costs	(79)
Delayed Corunna start-up	(55)
Non-cash write-down of Chesapeake, Virginia, facility	(46)
Impact to 2005 net income	$(240)

Revenue. Revenue increased $346 million, or 7%, from $5,270 million in 2004 to $5,616 million in 2005. The increase was principally due to higher selling prices. Weighted average benchmark prices for NOVA Chemicals’ polymers increased throughout 2005. Total sales volumes in both polymer businesses declined due to scheduled maintenance turnarounds, unplanned outages and lower demand for styrenic polymers.

Feedstock and Operating Costs. Feedstock and operating costs increased $531 million, or 12%, from $4,380 million in 2004 to $4,911 million in 2005. The increase was primarily attributed to rising feedstock costs. Prices of WTI crude oil and NYMEX natural gas increased 37% and 40%, respectively, from 2004 to 2005. From 2004 through 2005, average annual benzene prices remained relatively flat, ethylene prices increased 29%, and natural gas prices increased 40%.

Depreciation and Amortization. Depreciation and amortization expense decreased $7 million, or 2%, from $297 million in 2004 to $290 million in 2005 principally because NOVA Chemicals’ second ethylene cracker (E2) at Joffre, Alberta, was fully depreciated as of June 2004.

Selling, General & Administrative Costs. SG&A costs decreased $72 million, or 26%, from $273 million in 2004 to $201 million in 2005. The decrease in NOVA Chemicals’ SG&A costs was primarily attributed to a reduction in stock-based compensation expense due to a decrease in NOVA Chemicals’ common stock price. During November 2005, NOVA Chemicals hedged this mark-to-market exposure. Accordingly, fluctuations in earnings caused by the effects of stock price volatility on the existing stock-based compensation programs should not be significant going forward. In the second quarter of 2005, NOVA Chemicals accrued a non-cash expense of $22 million ($15 million after-tax) related to its share of estimated incremental costs in the insurance pools in which it participates. NOVA Chemicals will be required to pay higher future premiums as a result of losses incurred by OIL and sEnergy (two mutual insurance companies formed to insure against catastrophic risks). In addition, losses sustained by the insurance industry resulted in a $14 million increase in insurance premiums.

Research & Development. R&D costs increased $2 million, or 4%, from $48 million in 2004 to $50 million in 2005. This increase was primarily attributed to our development of Performance Products.

Restructuring Charges. Restructuring charges in 2005 were $168 million, primarily the result of a decision by NOVA Innovene to cease expandable polystyrene production at its Berre, France, facility and permanently shut down its expandable polystyrene plant at Carrington, United Kingdom; and a decision by NOVA Chemicals to permanently close the Chesapeake, Virginia, polystyrene plant. For additional NOVA Innovene information, refer to “Styrenics Business –– Styrenic Polymer Joint Ventures” on page 45.

Interest Expense (Net). Net interest expense in 2005 increased to $113 million, compared to $108 million in 2004. NOVA Chemicals issued $400 million of senior notes in October 2005 that resulted in additional interest expense and repaid $100 million of 7% notes that matured in September 2005.

Other Gains. NOVA Chemicals experienced $8 million of other gains in 2005 primarily related to a tax settlement. Gains were $177 million in 2004 primarily related to the sale of NOVA Chemicals’ interest in the Alberta Ethane Gathering System (AEGS) for a gain of $53 million and income tax related settlements for a gain of $122 million.

Income Tax Recovery (Expense). Income tax expense decreased $86 million from an $81 million expense in 2004 to a $5 million recovery in 2005. This decrease in income tax expense was primarily attributed to a decrease in earnings.

2004 versus 2003

Net Income (Loss). During 2004, NOVA Chemicals earned net income of $252 million, or $2.71 per share. This compares to a net loss in 2003 of $1 million, or $0.02 per share. Plastics and chemical demand growth in 2004 outpaced supply as the United States and European economies rebounded from a recession in the manufacturing sector compared to 2003. In 2004, strengthening demand combined with limited capacity additions, resulted in increased sales volume and prices. Margins expanded for all products despite record high crude oil and benzene costs, as pricing stayed ahead of feedstock cost increases.

Revenue. Revenue increased $1,321 million, or 33%, from $3,949 million in 2003 to $5,270 million in 2004. Sales volumes improved for both of NOVA Chemicals’ polymer businesses in 2004 on strong demand due to an improving economy. After the first quarter, weighted-average benchmark prices for polymers increased in 2004.

Feedstock and Operating Costs. Feedstock and operating costs increased $904 million, or 26%, from $3,476 million in 2003 to $4,380 million in 2004. The increase was primarily due to rising feedstock costs and higher production volumes. Prices of WTI crude oil, NYMEX natural gas and benzene increased 33%, 12% and 87%, respectively, from 2003 to 2004.

Depreciation and Amortization Expense. Depreciation and amortization expense remained essentially flat at $297 million in 2004 compared with $298 million in 2003. Depreciation and amortization expense was reduced by approximately $30 million annually as Joffre’s second ethylene cracker was fully depreciated at that time. However, increases in the Canadian dollar and euro denominated asset values offset this reduction when converted to U.S. dollars.

Selling, General & Administrative. SG&A expenses increased $83 million, or 44%, from $190 million in 2003 to $273 million in 2004 mainly due to $76 million of additional mark-to-market charges resulting from the impact of NOVA Chemicals’ common stock price appreciation on cash-settled stock-based compensation plans. Currency related cost increases of approximately $9 million were due to a higher Canadian dollar and euro.

Research & Development. R&D spending increased $3 million, or 7%, from $45 million in 2003 to $48 million in 2004. The year-over-year increase in investment reflects NOVA Chemicals’ focus on the development of Performance Products.

Restructuring Charges. In 2004, NOVA Chemicals took a restructuring charge of $8 million ($5 million after-tax) for additional dismantling and severance costs related to the May 2004 shutdown of the A-Line at its St. Clair River polyethylene plant at Corunna, Ontario. This amount is in addition to a $15 million ($10 million after-tax) charge taken in 2003, which was comprised mainly of asset write-down and severance costs.

Interest Expense (Net). Net interest expense in 2004 decreased to $108 million as compared to $130 million in 2003. $400 million of senior notes were issued in January 2004. The proceeds were primarily used to redeem $383 million of preferred securities. The $29 million decrease in interest on preferred shares and securities was offset by a $13 million increase in interest expense on long-term debt. In addition, $3 million of interest was capitalized in 2004; whereas, no interest was capitalized in 2003, and interest income increased by $3 million in 2004.

Equity Earnings of Affiliate. In 2004, there were no equity accounted affiliates; however, in 2003, we earned $39 million from NOVA Chemicals’ investment in Methanex Corporation. In June 2003, we sold our investment in Methanex Corporation.

Other Gains (Losses). In 2004, NOVA Chemicals had other gains of $177 million compared to $92 million in 2003. NOVA Chemicals’ 2004 other gains included the sale of NOVA Chemicals’ interest in AEGS for a $53 million gain and a $122 million gain due to income tax related settlements. In 2003, NOVA Chemicals realized a gain of $29 million on the sale of its investment in Methanex Corporation, a gain of $76 million on the sale of the Fort Saskatchewan Ethylene Storage facility and a $13 million loss on the Bayport, Texas, fire.

Income Tax Recovery (Expense). Income taxes shifted from a recovery in 2003 to expense in 2004, primarily due to the improvement in earnings. In 2004, income tax expense was $81 million compared with a recovery of $73 million in 2003.

Olefins/Polyolefins Business

Market and Economics. Ethylene is the most widely produced commodity petrochemical in the world. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films, sheet, construction and building products, automotive components, and other industrial and consumer goods. Regionally traded for the most part, ethylene is the primary feedstock used in the production of polyethylene. NOVA Chemicals’ customers convert polyethylene resins to produce consumer end-use applications, such as packaging film, plastic bags, toys and bottles. Industrial applications include automotive components, building products, storage drums and shrink wrap. Ethylene margins typically reach peak conditions when operating rates are at or above 92%, a level that the industry has had difficulty maintaining for long periods.

Financial results in NOVA Chemicals’ Olefins/Polyolefins business are driven in large part by the supply/demand balance for polyethylene. Polyethylene is a globally traded commodity with established merchant markets. When the polyethylene supply/demand balance tightens, operating rates increase and margins usually expand. Polyethylene margins typically reach peak conditions when operating rates for polyethylene are at or above 90%.

Business Overview. NOVA Chemicals’ Olefins/Polyolefins business operates two large manufacturing complexes in Joffre, Alberta, and Sarnia, Ontario, which produce ethylene, polyethylene and chemical co-products. These complexes are large, low-cost and among the most energy efficient in the world. Additionally, NOVA Chemicals has one of the few polyethylene businesses with independent, patented process and catalyst technology, allowing the company to produce unique polyethylene Performance Products that deliver higher value to customers versus standard polyethylene resins.

NOVA Chemicals’ Olefins/Polyolefins business sells primarily into North American markets. Approximately 10% – 15% of the Company’s standard polyethylene volume is sold in China and other countries in Asia and Europe. The Olefins/Polyolefins business produces and sells standard polyethylene products, such as linear low-density polyethylene (LLDPE), low-density polyethylene (LDPE) and high-density polyethylene (HDPE). NOVA Chemicals also manufactures and sells value-added polyethylene Performance Products, including SURPASS® and SCLAIR® resins (LLDPE and HDPE) that are manufactured using Advanced SCLAIRTECH™ technology.

In addition to direct polymer sales, NOVA Chemicals also licenses its proprietary SCLAIRTECH™ technology and NOVACAT™ family of catalysts. NOVA Chemicals’ has licensed SCLAIRTECH technology for more than 20 years and now has 11 licensed plants located around the world. Following the planned 2008 start-up of a licensee’s polyethylene facility in India, NOVA Chemicals’ SCLAIRTECH technology will be used to produce more than 42% of all the polyethylene in India, one of the fastest growing economies in the world.

The NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for the gas-phase platform. NOVACAT catalysts are capable of producing butene and hexene LLDPE copolymers with improved performance characteristics.

In October 2004, NOVA Chemicals announced that it had been selected by Pemex Petroquimica as a partner in a feasibility study for a potential world-scale ethylene and polyethylene complex in Mexico. During 2005, it was determined that this project, as originally planned, will not proceed due to raw material pricing issues. However, an alternative version of the project has been proposed and NOVA Chemicals is in the process of evaluating and responding to it.

Olefins/Polyolefins Manufacturing. NOVA Chemicals’ largest volume product is ethylene, which is central to the production of both polyethylene and styrene monomer. NOVA Chemicals’ produces approximately 75% of its ethylene at its Joffre site; and the remaining balance at its Corunna, Ontario, flexi-cracker. Approximately 50% of total ethylene capacity is consumed by NOVA Chemicals for its own polyethylene production and approximately 7% is used in the production of styrene monomer. The balance of ethylene production is sold to third parties.

NOVA Chemicals’ Joffre site is the largest ethylene and polyethylene complex in the world. Referred to as a ‘light’ ethylene cracker because ethane is the primary feedstock, the Joffre site has, on average, a lower cost of production compared to typical United States Gulf Coast (USGC) light-ethylene crackers. Production costs are lower at Joffre due to the facility’s scale of operations and energy efficiency. Additionally, the site benefits from Alberta’s historically lower-cost natural gas, large-scale ethane extraction plants, and efficient natural gas gathering and transportation infrastructure. Collectively referred to as the ‘Alberta Advantage,’ the combination of these factors has historically yielded an average cash-cost advantage of approximately 6¢ per pound of ethylene.

In 2005, NOVA Chemicals realized an average cash-cost advantage of 6¢ per pound of ethylene. In the fourth quarter of 2005, the Alberta Advantage averaged only 3¢ per pound of ethylene as USGC hurricane-related shutdowns resulted in severely depressed ethane prices in the region. By the end of the fourth quarter, as natural gas prices fell, a more typical relationship between natural gas and ethane was restored. While Joffre’s ethylene advantage will continue to fluctuate, NOVA Chemicals expects it will maintain its historical average cost advantage relative to typical USGC ethylene crackers.

To acquire ethane for the Joffre ethylene crackers, NOVA Chemicals pays a fee to NGL facility owners to extract and deliver ethane from natural gas streams processed at their facilities, in addition to purchasing natural gas to replace the extracted ethane. NOVA Chemicals also purchases ethane directly. The majority of the ethane we use at the Joffre plant is extracted and delivered under medium- to long-term contracts. In the second half of 2005, construction on a new pipeline, owned by Taylor NGL Limited Partnership and operated by NOVA Chemicals, was completed. As a result, NOVA Chemicals has the enhanced capability to use alternate feedstocks, such as propane, to supplement a portion of its feedstock requirements at Joffre when the economics are favorable.

Figure 3. Historical Alberta Advantage

NOVA Chemicals’ Corunna flexi-cracker has the capability to tailor its feedstock slate between crude oil, crude oil derivatives and NGLs, depending on market conditions. Feedstocks for the Company’s Corunna ethylene flexi-cracker are obtained from a wide variety of sources. The majority of the feedstocks are crude oil and crude oil derivatives and condensates (heavy feeds), with the remainder being butane, propane and ethane (light feeds). The crude oil and derivatives are supplied from western Canada via pipeline, and from the United States and overseas via marine and pipeline transportation. Condensate is sourced primarily from outside North America, also via marine and pipeline transportation. The offshore feedstock is delivered via bulk oil tankers into Portland, Maine, and then transported via common carrier pipelines into Corunna. Propane, butane and ethane are sourced from western Canada, local Sarnia producers and the United States, and are transported to the facility primarily via pipeline and rail.

Anticipating strong operating conditions in 2006, 2007 and 2008, NOVA Chemicals advanced all feasible scheduled maintenance turnarounds into 2005. Five of six turnarounds were successfully completed. In addition to the scheduled maintenance at its Corunna facility, NOVA Chemicals undertook a modernization and expansion project, which included the installation of new furnaces, compressor units and other equipment. The plant was originally scheduled to restart on October 23, 2005, but problems primarily with new equipment delayed start-up to January 24, 2006.

NOVA Chemicals expects the Corunna flexi-cracker modernization will improve the overall energy efficiency of the plant by 15%. It will also increase annual ethylene capacity to approximately 1.85 billion pounds and propylene design capacity to approximately 900 million pounds per year. In both cases, capacity will be dependent upon feedstock mix. The plant annual operating costs are expected to be $20- $25 million lower when the modernization is completed later in 2006.

Performance Products. In addition to its standard polyethylene products, NOVA Chemicals has developed a portfolio of differentiated Performance Products. Based on patented Advanced SCLAIRTECH technology and proprietary catalysts, NOVA Chemicals’ polyethylene Performance Products deliver enhanced value to customers and, as a result, are expected to generate higher and more sustainable margins for the business.

SURPASS film resins deliver a unique combination of processability, puncture resistance and exceptional optical properties not found in traditional single-site polyethylene resins. SURPASS thin-wall injection molding resins are distinguished by superior toughness and flexibility, coupled with the ability to fill the thinnest molds faster than other polyethylene products. SURPASS rotational molding resins exhibit greater stiffness and toughness and can be used in a wide variety of applications, such as tanks, dumpsters and industrial storage containers. SCLAIR resins can be easily tailored to meet customers’ needs. They have excellent overall processability, which makes them suited for flexible packaging applications.

Since their introduction, sales of Performance Products have grown to 52% of Advanced SCLAIRTECH technology plant capacity. By 2007, Advanced SCLAIRTECH technology polyethylene Performance Product sales are targeted to be approximately 92% of capacity. The annual EBITDA (see Supplemental Measures on page 55) contribution from Advanced SCLAIRTECH technology products was $25 million, exceeding the targeted $10 - $20 million EBITDA in 2005. By 2008, our target is to achieve EBITDA of $110 - $135 million from Advanced SCLAIRTECH technology products.

Figure 4. Advanced SCLAIRTECH Technology Polyethylene Performance Products Sales Volume

Olefins/Polyolefins Financial Highlights

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS AND WHERE NOTED)	2005	2004	2003

Revenue(1)	$3,586	$3,230	$2,559
Operating income	$437	$445	$98
Depreciation and amortization	$166	$181	$187

EBITDA(2)	$603	$626	$285
Net income	$241	$249	$2
Average capital employed(3)	$2,029	$1,940	$1,898
After-tax return on capital employed(4)	14.1%	15.2%	2.6%

(1)          Before inter-segment eliminations.

(2)          See Supplemental Measures on page 55.

(3)          Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures on page 55.

(4)          After-tax return on capital employed equals net income plus after-tax interest expense divided by average capital employed. See Supplemental Measures on page 55.

Olefins/Polyolefins Operating Highlights

	2005					ANNUAL
(U.S. DOLLARS PER POUND, EXCEPT WHERE NOTED)	Q1	Q2	Q3	Q4	2005	2004	2003

Benchmark Principal Product Prices(1)
Ethylene(2)	$0.42	$0.38	$0.41	$0.56	$0.44	$0.34	$0.29
Polyethylene – linear low-density butene liner(3)	$0.58	$0.51	$0.54	$0.76	$0.60	$0.48	$0.43
Polyethylene – weighted-average benchmark(4)	$0.62	$0.55	$0.58	$0.78	$0.63	$0.50	$0.46
Benchmark Raw Material Prices:
NYMEX Natural Gas (per mmBTU)(5)	$6.32	$6.80	$8.25	$12.85	$8.55	$6.09	$5.44
WTI Crude Oil (per barrel)(6)	$49.84	$53.17	$63.19	$60.02	$56.56	$41.41	$31.04

(1)          Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)          Source: Chemical Market Associates, Inc. (CMAI) - USGC Net Transaction Price.

(3)          LLDPE butene liner. Source: Townsend Polymer Services Information (TPSI).

(4)          Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.

(5)          Source: NYMEX Henry Hub 3-Day Average Close, values in millions of British Thermal Units (mmBTU).

(6)          Source: NYMEX WTI daily spot- settled price average for calendar month.

Polyethylene Sales Volumes

(MILLIONS OF POUNDS)	2005	2004	2003

NOVAPOL Resins
Joffre site: LLDPE	1,207	1,320	1,256
Moore site: LDPE	230	305	261
Moore site: HDPE	350	449	392
SCLAIRTECH Resins
St. Clair River site: LLDPE and HDPE	325	452	500
Advanced SCLAIRTECH Resins
Joffre site: Standard LLDPE and HDPE	291	470	416
Joffre site: Performance Products	438	289	184
Total	2,841	3,285	3,009

2005 versus 2004

Net Income. The Olefins/Polyolefins business reported net income of $241 million in 2005, compared to net income of $249 million in 2004. Average margins were higher in 2005. The combination of planned and unplanned outages; however, significantly reduced sales volumes. In addition to planned maintenance turnarounds at six Olefins/Polyolefins facilities, sales volumes were impacted by unplanned events in 2005, including: a second quarter power outage that forced the shutdown of the Corunna flexi-cracker; reduced ethane supply due to a tornado that damaged third-party NGL extraction facilities at Empress, Alberta and also impacted the business in the second and third quarters; as well as the extended turnaround of the Corunna flexi-cracker due to labor availability issues and problems with newly installed equipment in the fourth quarter. See Unusual Events table on page 34.

EBITDA. EBITDA decreased $23 million, or 4%, to $603 million in 2005 from $626 million in the same period in 2004.

Revenue. Revenue from the Olefins/Polyolefins business increased $356 million, or 11%, from $3,230 million in 2004 to $3,586 million in 2005. The increase was primarily due to higher average selling prices during 2005, which were partially offset by lower sales volumes due to planned and unplanned outages.

Year-over-year, NOVA Chemicals’ polyethylene inventories were down from 23 days of sales on December 31, 2004, to 22 days on December 31, 2005. During the same period, the American Plastics Council (APC) reported that North American inventories were reduced by approximately 400 million pounds in 2005, and inventories of polyethylene were low as of year-end. APC also reported that North American industry operating rates were 86% in 2005, as compared to 94% in 2004.

The year-over-year decline in operating rates is attributable to two main factors. Chain inventory, built in late 2004 and early 2005, was consumed in the second quarter, sharply lowering volumes and margins. In addition, and more significantly, hurricanes Katrina and Rita, which occurred in August and September 2005 respectively, forced the shutdown of many plants on the USGC. Approximately 60% of North American ethylene and 50% of North American polyethylene capacity was affected. CMAI estimated that the combined impact of the hurricanes resulted in a reduction in ethylene production of 3 billion pounds and a reduction in polyethylene production of approximately 1.5 billion pounds.

Average prices for NOVA Chemicals’ ethylene and polyethylene in 2005 increased over 2004 averages by 29% and 26%, respectively. Ethylene volumes were down 12% in 2005 while polyethylene volumes were down 14%. The decrease in ethylene and polyethylene volumes was due primarily to unplanned outages at the Corunna flexi-cracker in April, the Joffre ethane interruption in June due to a tornado, and the fourth quarter extended outage at Corunna.

International volumes declined 17% to 398 million pounds in 2005 compared to 2004. International sales represented 14% of NOVA Chemicals’ total polyethylene sales volume in 2005 versus 15% in 2004. In 2005, polyethylene sales to China accounted for 53% of international volumes, or 212 million pounds, with the balance of remaining sales going to other Asian and European countries. Comparatively, in 2004 polyethylene sales to China totaled 233 million pounds or approximately 48% of international sales volumes.

In 2005, Advanced SCLAIRTECH technology Performance Products sales volume, including new SURPASS rotational molding and thin-wall injection molding resins, increased 52% from 289 million pounds in 2004 to 438 million pounds.

Feedstocks and Operating Costs. Feedstock and operating costs increased $364 million, or approximately 15%, from $2,485 million in 2004 to $2,849 million in 2005. Crude oil prices continued to rise through most of 2005, with WTI crude oil hitting a record high close of $69.81 per barrel in August 2005. Average WTI crude oil prices rose 37% from $41.41 per barrel in 2004 to $56.56 per barrel in the 2005 period.

The average NYMEX natural gas price was up 40% from 2004 to 2005 year-end, while the AECO contract natural gas price was up 34% to $6.98 per mmbtu. During 2005, the basis differential averaged $1.57 per mmBTU compared to $0.88 per mmBTU in 2004. In 2005, the Alberta Advantage averaged 6¢ per pound of ethylene compared to 7¢ per pound in 2004 primarily due to the narrowing of the spread between USGC and Alberta ethane, especially in the fourth quarter.

2004 versus 2003

Net Income. The Olefins/Polyolefins business reported net income of $249 million in 2004, compared to net income of $2 million in 2003. Several polyethylene price increases were announced during 2004 and were successfully implemented, allowing margins to expand even as feedstock costs rose.

EBITDA. EBITDA increased $341 million, or 120%, to $626 million in 2004 from $285 million in 2003.

Revenue. Revenue from the Olefins/Polyolefins business increased $671 million, or 26%, from $2,559 million in 2003 to $3,230 million in 2004. The increase was primarily due to higher average selling prices during 2004.

During 2004, the APC reported North American industry operating rates for polyethylene of 94%, up from 85% in 2003. Average prices for NOVA Chemicals’ ethylene and polyethylene products in 2004 increased over 2003 averages by 17% and 9%, respectively.

Polyethylene volumes were up 9% over 2003 while ethylene volumes were relatively flat. The increase in polyethylene volumes came largely from Advanced SCLAIRTECH technology resins, which were up 27% to 759 million pounds.

Feedstock and Operating Costs. Feedstock and operating costs increased $320 million, or approximately 15%, from $2,165 million in 2003 to $2,485 million in 2004. Crude oil prices began to rise midway through 2003 and continued to rise throughout most of 2004, with WTI crude oil hitting a record high close of $55.17 per barrel in October 2004. Average WTI crude oil prices rose 33% from $31.04 per barrel in 2003 to $41.41 per barrel in 2004. NYMEX natural gas was up 12% from 2003 to 2004. AECO contract natural gas price was up 10% to $5.21 per mmbtu over the same period. Price increases implemented throughout 2004, coupled with strong co-product pricing from the Corunna flexi-cracker, more than offset the negative impact of increasing costs. The Alberta Advantage averaged 7¢ per pound of ethylene in 2004 compared to 4¢ per pound in 2003.

Outlook for Olefins/Polyolefins Business

NOVA Chemicals expects strong industry market conditions based on global and North American GDP forecasts of 3 – 3.5% growth, limited capacity additions in North America, and effective operating rates in polyethylene in excess of 92%. With the completion of major asset turnarounds and long-standing feedstock advantages, NOVA Chemicals believes it is well-positioned to benefit from a cyclical peak. In addition, NOVA Chemicals polyethylene Performance Products are becoming a more significant portion of sales and should provide for greater earnings stability over the long-term cycle.

Figure 5. North American Polyethylene Operating Rates
Projected Demand Growth of 4.5% 2006–2008

NOTE: The 2005 polyethylene operating rates were negatively impacted by lower utilization due to hurricanes Katrina and Rita. CMAI estimates that polyethylene production lost in the last four months of 2005 due to the hurricanes was equivalent to 4% of annual production capacity.

Figure 6. Global Polyethylene Operating Rates
Projected Demand Growth of 5.5% 2006–2008

Styrenics Business

NOVA Chemicals is North America’s largest producer of styrene monomer and styrenic polymers. In addition, NOVA Chemicals is a 50:50 participant in NOVA Innovene, Europe’s largest styrenic polymer producer. NOVA Innovene was created on October 1, 2005, through a cashless, 50:50 joint venture transaction with Innovene, BP p.l.c’s commodity chemicals business. Innovene was acquired by INEOS on December 16, 2005.

Market and Economics

A globally traded commodity, styrene monomer is a key feedstock used in the production of styrenic polymers such as solid polystyrene and expandable polystyrene. Styrenic polymers are used to make everyday products such as electronics packaging, construction components and food packaging. While polystyrene accounts for approximately two-thirds of styrene monomer demand, styrene monomer is also used in ABS, synthetic rubber and unsaturated polyesters.

As in most basic chemicals and plastics businesses, margins in the styrenics industry are primarily driven by fundamental supply/demand dynamics. Styrene monomer is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness. Operating rates in excess of 92% for styrene monomer generally lead to margin expansion. Profitability in the global styrenics industry has been undermined in the last several years primarily due to the over-supply of styrene monomer and the relatively high costs of benzene feedstock.

Styrene monomer is produced from the combination of ethylene and benzene, referred to as the ethylbenzene styrene monomer production method; or “on-purpose” styrene production. Styrene monomer can also be made as a by-product of propylene oxide production. This technology is called propylene oxide/styrene monomer production (PO/SM) and accounts for approximately 19% of global production and approximately 34% of European production. One of the drivers of excess styrene monomer capacity in the late 1990s has been PO/SM process technology. Developed in the 1980s, PO/SM has had a significant negative impact on the styrene monomer supply/demand balance because, for every pound of propylene oxide produced, 2.2 pounds of styrene monomer are produced as a by-product. New technologies have recently been introduced to produce “on-purpose” propylene oxide, and this will essentially eliminate future PO/SM plant construction; a positive development for restoring better styrene monomer supply/demand balance.

Business Overview

Styrene Monomer. NOVA Chemicals has approximately 4 billion pounds of total annual styrene monomer supply. Approximately 73% of this production is consumed internally for styrenic polymer production and the balance is sold to third parties on a spot basis and under short-term contracts.

NOVA Chemicals manufactures approximately 3 billion pounds of styrene monomer annually from production facilities in Bayport, Texas, and Sarnia, Ontario; and through equity participation in Lyondell Chemical Company’s Channelview, Texas plant. All of the ethylene and approximately half of the benzene requirements for its Sarnia styrene plant are supplied from its Corunna flexi-cracker. The balance of benzene feedstock is obtained from nearby petroleum refineries. For the Bayport and Channelview facilities, ethylene and benzene requirements are purchased, with the exception of some ethylene swaps.

NOVA Chemicals also purchases approximately 925 million pounds of styrene monomer through two long-term supply contracts that expire in December 2006 and December 2007. These contracts are arrangements that were negotiated as part of the acquisition of assets.

In addition, NOVA Chemicals engages in transatlantic swap arrangements with other styrene producers to satisfy its contractual obligation to provide 50% or approximately 1 billion pounds per year of NOVA Innovene’s styrene monomer requirements.

As a result of NOVA Chemicals’ make, buy and swap arrangements, the Company’s styrene monomer supply exceeds its polymer manufacturing capacity by more than 1 billion pounds. Primarily due to minimum purchase requirements of its long-term styrene monomer purchase contracts during the last several years, NOVA Chemicals was obligated to buy higher-cost monomer to sell or consume, while its more cost-effective plants were run at less than optimum levels. It is estimated that had NOVA Chemicals been able to run its own styrene monomer plants at higher operating rates, EBITDA losses since 2001 would have been reduced by approximately $30 million per year. NOVA Chemicals can begin to move toward a more balanced position at the end of 2006 when the first of the long-term contracts for 400 million pounds per year expires. The remaining contract, totaling 525 million pounds per year, has a termination option at the end of 2007.

In 2005, NOVA Chemicals completed turnarounds at both of its styrene monomer facilities. In addition, a modernization and expansion project was completed at its Bayport plant that is expected to improve the overall energy efficiency of the plant. The project included the installation of 450 million pounds of incremental styrene monomer capacity. Approximately 220 million pounds of this capacity is committed to BASF through long-term contracts.

Styrenic Polymers. NOVA Chemicals’ styrenic polymer production includes polystyrene, expandable polystyrene and a portfolio of Performance Products. In North America, annual polystyrene production capacity is approximately 1.5 billion pounds and expandable polystyrene capacity is approximately 370 million pounds. In Europe, NOVA Chemicals’ 50% share of NOVA Innovene production capacity is approximately 794 million pounds of polystyrene and 385 million pounds of expandable polystyrene annually, excluding the Berre facility that expects to cease production in July 2006.

Performance Products. NOVA Chemicals also manufactures and sells unique styrenic polymer Performance Products including ARCEL® specialty foam resins for protective packaging; DYLARK® resins for automotive interiors and food packaging; and ZYLAR® resins for food, medical and industrial packaging. Sold to molders around the world, each of these Performance Products earns a significant margin above standard polymers because of their unique attributes and value in use.

ARCEL is a high-performance, moldable foam resin consisting of a combination of polystyrene and polyethylene. ARCEL resin provides the best of both polymers with its exceptional toughness, flexibility and durability in a lightweight foam. The strength and flexibility of ARCEL can be molded into complex and intricate forms. Its lightweight construction is resistant to puncture, flaking, tearing and breaking. In addition, packaging molded with ARCEL resin is more compact and provides superb cushioning and easy handling, all of which helps to reduce product damage while providing lower freight and other packaging costs.

DYLARK engineering resins are used by plastics designers, engineers and processors for automotive applications, such as soft instrument panels, structural consoles, roof-mounted LCD video supports, interior trim and audio components. DYLARK resins are specified for their temperature resistance, stiffness and strength, lot-to-lot consistency, exceptional foam adhesion and low total cost.

Some DYLARK grades are also designed specifically for microwavable food packaging applications. DYLARK packaging resins provide superior low-temperature toughness and thermal stability required for freezer-to-microwave performance. The versatility of DYLARK resins provide a wide range of application options, such as take-out/carry-out containers, home meal replacement and retail food packaging.

ZYLAR packaging resin is a clear acrylic copolymer. It provides low-temperature toughness for refrigerated and frozen-food packaging. Also designed for injection molding, extrusion and thermoforming processes, ZYLAR provides improved clarity and low odor and taste transfer.

In 2005, NOVA Chemicals’ capacity to produce styrenic polymer Performance Products grew by 50% to approximately 200 million pounds by year-end. The EBITDA contribution from Styrenics Performance Products was $10 million, exceeding the targeted range of $0- $8 million in 2005. By 2008, our target is to achieve EBITDA of $130- $165 million net of R&D, marketing and commercialization costs.

To deliver on EBITDA targets, NOVA Chemicals plans to expand annual Performance Product production capacity to approximately 480 million pounds by 2008. In September 2005, NOVA Chemicals entered into a long-term agreement with Loyal Chemical Industrial Corporation to manufacture ARCEL moldable foam resin near Shanghai, China. This agreement is part of the plans to expand manufacturing capacity for ARCEL resin to 100 million pounds annually by the end of 2006 and 225 million pounds by the middle of 2008.

Figure 7. Production Capacity of Styrenics Performance Products

Downstream Value Capture

In 2005, NOVA Chemicals’ Styrenics business began to implement downstream business models to capture value beyond the manufacturing and sale of plastics. By leveraging intellectual property and market expertise into strategic relationships with downstream partners, NOVA Chemicals expects to generate incremental profit from technology licensing and finished-product sales. Business activities in 2005 include:

•                  Acquired IMage™ technology used to manufacture cups and containers that offer both high-quality graphics and superb hot and cold insulation. In the fourth quarter, NOVA Chemicals started up its first IMage technology manufacturing asset, which produces in-mold labeled cups. The machine is expected to produce 14 million cups annually, which will be used for the development of an IMage technology licensing program.

•                  Manufactured and sold Insulated Concrete Form (ICF) blocks for the construction of 900 new low-cost, residential homes in Chile. An innovative construction system, ICFs are made from molded expandable polystyrene. When fitted together and filled with concrete, they become the foundation and walls of a structure. More resistant to mold and termites than alternative building products, ICFs offer built-in insulation. ICFs are also easy to assemble which can reduce construction time and lower labor costs.

•                  Entered into a joint development agreement with Dietrich Metal Framing, a Worthington Industries company, to commercialize construction products that combine light gauge steel and expandable polystyrene to make wall systems for commercial construction. The initial target markets are military housing and commercial buildings.

•                  Filed two new patents for lightweight concrete. In addition, a joint development agreement was signed with Metromont, a leading supplier of pre-cast, pre-stressed concrete panels for the construction industry. Lightweight concrete combines concrete with expandable polystyrene beads to create a building material with lower weight than traditional concrete, while maintaining high levels of compression strength and better insulating properties.

Styrenic Polymer Joint Ventures

The effects of a cyclical trough in the Styrenics industry, particularly in Europe, has had a negative impact on NOVA Chemicals’ Styrenics business performance over the last several years. In 2005, NOVA Chemicals entered into two joint ventures which we believe will reduce costs and improve the competitiveness of our styrenic polymer business.

NOVA Innovene in Europe. Primarily due to relatively low operating rates caused by excess capacity, NOVA Chemicals’ European styrenic polymers business delivered weak results over the last several years. Since 2001, European styrenic polymer EBITDA losses have averaged $30 million per year, or approximately half of the Styrenics business’ loss for the period.

The enhanced scale of NOVA Innovene is expected to deliver approximately $60 million per year of total cost savings within three years. Savings will be shared equally between NOVA Chemicals and INEOS. The savings are expected to be derived from asset rationalizations and reductions in administration, sales and marketing expenses. For example, at start-up, NOVA Innovene had non-manufacturing staff of 165 people. Prior to the commencement of NOVA Innovene, NOVA Chemicals alone had 160 non-manufacturing staff in Europe.

Additionally, on October 11, 2005, NOVA Innovene announced it will permanently shut down a previously idled expandable polystyrene plant in Carrington, United Kingdom, and permanently cease expandable polystyrene production at its Berre, France, plant in the second half of 2006. These two rationalizations will remove nearly 30% of NOVA Innovene’s original expandable polystyrene capacity, approximately 310 million pounds per year, which represents approximately 10% of Western European expandable polystyrene capacity.

NOVA Chemicals believes the NOVA Innovene joint venture creates a single entity with greater size, scale and competitiveness. At year-end 2005, the joint venture had manufacturing capacity of approximately 1.6 billion pounds of polystyrene, approximately 24% of Western Europe’s total capacity. Including the impact of announced shutdowns at year-end, NOVA Innovene had expandable polystyrene production capacity of 770 million pounds, approximately 30% of Western Europe’s total capacity.

NOVIDESA in Mexico. In October 2005, NOVIDESA, S.A. de C.V., a 50:50 joint venture in Mexico formed by NOVA Chemicals and GRUPO IDESA, commenced operations. NOVIDESA markets high-value expandable polystyrene for construction and packaging applications in the Mexican market and distributes NOVA Chemicals’ polystyrene in Mexico. NOVIDESA was formed through a cashless transaction.

While smaller in scale than NOVA Innovene, NOVIDESA is an example of how NOVA Chemicals is leveraging its expandable polystyrene process technology, exclusive application designs, and value-added polymer products to enter a new and growing market quickly at relatively low-cost. Expandable polystyrene production for the new joint venture is provided by GRUPO IDESA’s Apizaco facility in the state of Tlaxcala, Mexico.

Closure of Chesapeake, Virginia, Site

On January 19, 2006, NOVA Chemicals announced plans to close its Chesapeake, Virginia, site in 2006. The site includes polystyrene production capacity of 300 million pounds per year and compounding capability of 170 million pounds per year. The Company remains committed to its compounded products and plans to identify production alternatives in 2006. The closure is expected to reduce fixed costs by approximately $15 million per year and will reduce working capital requirements. NOVA Chemicals took a non-cash, after-tax charge of approximately $46 million in the fourth quarter of 2005 due to the Chesapeake closure. Additional closure costs of approximately $10 million after-tax will be accrued during the first quarter of 2006.

Styrenics Financial Highlights

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS AND WHERE NOTED)	2005	2004	2003
Revenue(1)	$2,259	$2,324	$1,579
Operating loss	$(271)	$(71)	$(147)
Depreciation and amortization	$124	$116	$111

EBITDA(2)	$(147)	$45	$(36)
NOVA Chemicals Styrenics	$(83)	$56	$(15)
European Styrenic Polymers	$(64)	$(11)	$(21)
Net loss	$(221)	$(73)	$(140)
Average capital employed(3)	$1,386	$1,386	$1,323
After-tax loss on capital employed(4)	(13.1)%	(2.5)%	(6.9)%

(1)          Before inter-segment eliminations.

(2)          See Supplemental Measures on Page 55.

(3)          Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. See Supplemental Measures on page 55.

(4)          After-tax loss on capital employed equals net loss plus after-tax interest expense divided by average capital employed. See Supplemental Measures on page 55.

Styrenics Operating Highlights

	2005				ANNUAL
(U.S. DOLLARS PER POUND, EXCEPT WHERE NOTED)	Q1	Q2	Q3	Q4	2005	2004	2003
Benchmark Principal Product Prices(1):
Styrene monomer(2)	$0.64	$0.61	$0.60	$0.64	$0.63	$0.58	$0.41
Polystyrene (weighted-average)(3)
North America	$0.89	$0.89	$0.87	$0.92	$0.89	$0.77	$0.61
Europe	$0.71	$0.69	$0.65	$0.63	$0.67	$0.65	$0.48
Benchmark Raw Material Prices:
Benzene (per gallon)(4)	$3.17	$3.06	$2.82	$2.54	$2.90	$2.88	$1.54

(1)   Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)   Source: CMAI Contract Market.

(3)   Benchmark prices weighted according to NOVA Chemicals’ polystyrene sales volume mix. Includes solid and expandable polystyrene, but excludes styrenic polymer Performance Products. Source for benchmark prices: CMAI.

(4)   A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices: CMAI.

Styrenics Sales Volumes

(MILLIONS OF POUNDS)	2005	2004	2003
Styrene monomer(1)	1,672	1,772	1,305
Solid and Expandable Polystyrene
North America	1,061	1,280	1,084
Europe	989	1,022	1,026
Performance Products(2)	117	115	265
Total	3,839	4,189	3,680

(1)  Third party sales only. Excludes sales to the NOVA Innovene joint venture.

(2)  Performance Products include ARCEL, DYLARK and ZYLAR resins.

2005 versus 2004

Net Loss. The Styrenics business results declined in 2005, bringing NOVA Chemicals’ net loss to $221 million from a $73 million net loss in 2004. Price increases implemented throughout 2005 did not keep pace with rapidly rising feedstock costs, which caused margins to fall.

EBITDA. In 2005, the Styrenics business EBITDA decreased by $192 million from $45 million in 2004 to a loss of $147 million in 2005.

NOVA Chemicals Styrenics reported EBITDA losses of $83 million in 2005 compared to EBITDA of $56 million in 2004. European Styrenic Polymers reported EBITDA losses of $64 million in 2005 compared to losses of $11 million in 2004. The year-over-year reduction in both NOVA Chemicals’ Styrenics business and European Styrenic Polymers EBITDA was principally due to weak global demand growth and increased feedstock costs, which were only partially offset by increasing prices.

Revenue. Revenue from the Styrenics business decreased $65 million, or 3%, from $2,324 million in 2004 to $2,259 million in 2005.

Styrene monomer benchmark prices were up 9% and styrene monomer volumes were flat. In 2005, North American average benchmark polystyrene prices were up 16% in 2005 over 2004. NOVA Chemicals’ styrenic polymer volumes decreased 16% to 1.2 billion pounds in 2005 from 1.4 billion pounds in 2004.

European Styrenic Polymers reported average benchmark polystyrene prices in Europe were up 3% over 2004. European styrenic polymers volumes decreased 3% to 993 million pounds in 2005 from 1.0 billion pounds in 2004. This reduction was a result of decreased market-wide demand.

Styrenics Performance Products sales volumes in 2005 were 117 million pounds, up 2 million pounds from 2004. Volumes of new products offset lower DYLARK resin sales in the automotive market.

Feedstock and Operating Costs. Feedstock and operating costs increased $104 million, or approximately 5%, from $2,165 million in 2004 to $2,269 million in 2005. Average benchmark benzene prices in North America were $2.88 per gallon in 2004, relatively flat compared to an average of $2.90 per gallon in 2005. Average benchmark prices for ethylene increased from $0.34 in 2004 to $0.44 in 2005.

2004 versus 2003

Net Loss. Styrenics business results improved in 2004 to a net loss of $73 million compared to a net loss of $140 million in 2003. Numerous price increases implemented throughout 2004 in North America and Europe allowed margins to improve despite rising feedstock costs. Contributing to this loss reduction were improving global demand and improved operations from the Bayport styrene monomer facility. In 2003, Bayport experienced an outage, the result of an explosion and fire in the ethylbenzene unit at the facility.

EBITDA. The Styrenics business EBITDA increased $81 million, or 225%, from a loss of $36 million in 2003 to earnings of $45 million in 2004. The improvement over 2003 was mainly due to improving global demand and multiple price increase implementations.

Revenue. Revenue for the Styrenics business increased $745 million, or 47%, from $1,579 million in 2003 to $2,324 million in 2004. Average benchmark polystyrene prices were up 29% over 2003 across all polymer businesses, while styrene monomer benchmark prices were up 41%. Styrenic polymer volumes increased 2%, to 2,417 million pounds in 2004, from 2,375 million pounds in 2003, mainly as a result of higher demand. Styrene monomer volumes increased 36% over 2003 as a result of stronger demand and availability of styrene produced at Bayport.

Feedstock and Operating Costs. Feedstock and operating costs increased $665 million, or approximately 44%, from $1,500 million in 2003 to $2,165 million in 2004. Average benchmark benzene prices in North America rose 87% from $1.54 per gallon in 2003 to an average of $2.88 per gallon in 2004. Average benchmark prices for ethylene increased from $0.29 in 2003 to $0.34 in 2004.

Outlook for Styrenics Business

During the next two to three years, expected GDP growth should tighten supply/demand balances, and allow higher industry operating rates and stronger chain margins. Benzene prices are expected to return to their historic range of 150% to 225% of crude oil, which should provide for downstream styrenic polymer prices to be set at a more competitive level to alternative materials, thereby promoting demand growth.

In addition to these market improvements, NOVA Chemicals expects to realize the financial benefits of actions taken in 2005 to lower the cost and improve the competitiveness of its styrenic polymers, rebalance its styrene monomer position and accelerate the development and commercialization of Performance Products and downstream business opportunities.

Figure 8.  Global Styrene Monomer Operating Rates
Projected Demand Growth of 4.1% 2005–2008

Figure 9.  Benzene Price Trend

Corporate and Other Items

A listing of after-tax corporate and other items for the periods presented is as follows:

(MILLIONS OF U.S. DOLLARS)	2005	2004	2003
Stock-based compensation and profit sharing	$21	$(60)	$(7)
Forward transactions	(10)	—	—
Restructuring	(125)	(5)	(10)
Tax settlement	5	101	—
Bayport charge	—	—	(8)
Non-cash insurance charge	(15)	—	—
Gain on sale of investments:
AEGS	—	40	—
Methanex	—		61
Fort Saskatchewan Ethylene Storage	—	—	64
	$(124)	$76	$100

Stock-Based Compensation, Profit Sharing and Forward Transactions

NOVA Chemicals has two cash-settled stock-based incentive compensation plans that are marked-to-market with changes in the value of its common stock price. In November 2005, NOVA Chemicals entered into forward transactions with two financial institutions in order to hedge that portion of its stock-based compensation, which is subject to quarterly mark-to-market accounting adjustments. Mark-to-market rules have resulted in material quarterly earnings variations during the past few years. The forward transactions are cash-settled at the end of a three-year term (November 2008), or at any time prior to that at the option of NOVA Chemicals, based on the difference between NOVA Chemicals’ common stock price and the execution price plus accrued interest.

The transactions effectively give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals’ common shares and held them as assets. The average execution price was $37.56 on 3.6 million shares, which approximates the number of outstanding shares related to the stock-based compensation units as of November 2005. As NOVA Chemicals’ stock price changes, the mark-to-market impact related to the stock-based compensation liability is effectively neutralized by the mark-to-market impact related to the forward contracts.

Additionally, a profit-sharing program, available to most employees, is maintained and based on the achievement of shareholder return on equity targets.

2005

Restructuring Charges. On January 19, 2006, NOVA Chemicals announced its intention to permanently close its Chesapeake, Virginia, site. As a result, NOVA Chemicals recorded a non-cash $76 million ($46 million after-tax) write-down for this plant in the fourth quarter of 2005.

On October 1, 2005, NOVA Chemicals and Innovene combined their European polystyrene businesses into a 50:50 joint venture known as NOVA Innovene. In accordance with Canadian GAAP, NOVA Chemicals will account for the joint venture on a proportionate consolidation basis.

On October 11, 2005, NOVA Innovene announced its plans to cease expandable polystyrene production at Berre, France, and permanently shut down the previously idled expandable polystyrene plant at its Carrington, United Kingdom, facility. Accordingly, NOVA Chemicals took a write-down on the value of the plants on September 30, 2005. The amount of the write-down was $76 million ($60 million after-tax). NOVA Chemicals also reduced the recorded benefit of certain tax loss carry forwards by $9 million, as the utilization likelihood is reduced due to the formation of the joint venture and closure of the plants. Certain other non-productive assets were written off amounting to $9 million ($6 million after-tax) in the third quarter of 2005. Additional restructuring charges of $7 million ($4 million after-tax) were incurred in the fourth quarter to accrue for severance costs related to these plant closures. The total amount of the restructuring charge for 2005 is $177 million ($125 million after-tax).

Non-Cash Insurance Charge. NOVA Chemicals incurred a $22 million ($15 million after-tax) non-cash charge in the second quarter of 2005 related to its share of incremental future payments required to meet losses in the insurance pools in which the Company participates.

2004

Restructuring Charges. In 2004, a restructuring charge of $8 million ($5 million after-tax) was taken for additional dismantling and severance costs related to the May 2004 shutdown of the A-Line at NOVA Chemicals’ St. Clair River polyethylene plant site at Corunna, Ontario.

Tax Settlement. During 2004, a $122 million ($101 million after-tax) settlement was recorded, which resulted from a tax dispute related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. An additional amount of $6 million ($5 million after-tax) was recorded in 2005.

Gain on Sale of Investments. In 2004, NOVA Chemicals sold its interest in AEGS for cash proceeds of $78 million and recorded a gain of $53 million ($40 million after-tax). The Company continues to transport ethane as one of several shippers on AEGS under existing long-term ethane transportation agreements. In addition, NOVA Chemicals operates and maintains the system under a contract with the new owner. The new owner is responsible for the commercial aspects of operating the pipeline.

2003

Restructuring Charges. In 2003, NOVA Chemicals incurred a restructuring charge of $15 million ($10 million after-tax) for asset write-down and severance costs related to the shutdown of the A-Line at its St. Clair River polyethylene plant in Corunna, Ontario.

Bayport Charge. In 2003, NOVA Chemicals had an explosion and fire at its Bayport, Texas, styrene monomer manufacturing facility and as a result incurred a charge of $13 million ($8 million after tax) primarily related to the amount of property damage not covered by insurance.

Gain on Sale of Investments. In 2003, NOVA Chemicals sold its investment in Methanex Corporation for a gain of $29 million ($61 million after-tax). Tax expense was recorded on the equity earnings from Methanex during the period in which the investment was held. The recorded tax liability at the time of sale was $32 million. The sale was recorded with no cash taxes payable and accordingly, the previously recorded future income tax provision of $32 million was not required and was taken into income at the time of the sale. NOVA Chemicals’ share of Methanex Corporation’s earnings in 2003, up to the date of sale in June, was $37 million after-tax.

In 2003, NOVA Chemicals sold its interest in the Fort Saskatchewan Ethylene Storage Facility for a gain of $76 million ($64 million after-tax). The total before-tax gain on this transaction was $114 million, of which $38 million was deferred and is being amortized over the 20-year term of the storage contract entered into at the time of the sale. The deferral will partially offset the Company’s annual costs associated with this ethylene storage contract.

Liquidity and Capital Resources

NOVA Chemicals’ principal sources of liquidity are cash flows from operations, accounts receivable securitization programs, and borrowings under the Company’s revolving credit facility. NOVA Chemicals’ principal uses of cash are capital expenditures and debt service.

Cash Flow

The following is a summary of the cash inflows and outflows, which contributed to the changes in NOVA Chemicals’ cash and debt:

(MILLIONS OF U.S. DOLLARS)	2005	2004	2003
Inflows
Funds from operations	$270	$412	$99
Increase in operating working capital	(42)	(78)	(125)
Cash generated from (used in) operations	228	334	(26)
Proceeds on sale of assets and other capital transactions	5	103	564
Tax-related settlement	116	12	—
Common shares issued	13	37	9
Total inflows	362	486	547
Outflows
Capital expenditures (net of project advances)	(419)	(227)	(119)
Turnaround costs, long-term investments and other assets	(178)	(9)	(57)
Common shares repurchased	(125)	(188)
Stock options retired for cash	(11)	(18)	—
Common shares dividends	(27)	(28)	(25)
Foreign exchange and other	(6)	(15)	(34)
Total outflows	(766)	(485)	(235)
(Decrease) increase in cash	$(79)	$33	$198
Debt addition (reduction)	$325	$32	$(114)

Inflows of Cash. Funds from operations decreased to $270 million in 2005 from $412 million in 2004 primarily due to lower sales volumes. Funds from operations in 2004 of $412 million were up substantially from $99 million in 2003. Improvement in the economy, stronger demand for our products and price increases resulted in improved business earnings.

Operating working capital increased by $42 million in 2005 primarily due to higher priced feedstock inventories. Operating working capital increased by $78 million in 2004, due to higher priced inventories and accounts receivable as well as building inventories to meet growing demand and a series of planned plant maintenance outages for 2005. NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). CFCT measures working capital from operations in terms of the number of days of sales (calculated as working capital from operations divided by average daily sales). This metric helps us to determine which portion of changes in NOVA Chemicals’ working capital results from factors other than price movements. CFCT was 29 days as of December 31, 2005, compared to 35 days as of December 31, 2004, and 28 days as of December 31, 2003. The decrease as of December 31, 2005 was due primarily to destocking of crude oil based inventories. The increase in 2004 was primarily a result of building inventories for the planned maintenance shutdowns in 2005 as well as a seasonal sales decline in December 2004.

In total, NOVA Chemicals generated $228 million in cash from operations in 2005 versus $334 million in 2004, and used $26 million of cash in operations in 2003.

NOVA Chemicals sold non-strategic assets in 2004, which resulted in $103 million of net cash proceeds. The sale of the Company’s interests in the Ethylene Delivery System (EDS) and Alberta Ethane Gathering System (AEGS) contributed $19 million and $78 million, respectively, in 2004. A total of $564 million was received in 2003 from the sale of the Company’s interest in Methanex, which generated net cash of $441 million, and the sale of its interest in the Fort Saskatchewan Ethylene Storage Facility, which generated net cash of $123 million.

Cash collections of $116 million in 2005 and $12 million in 2004 were received from the settlement of a tax dispute related to the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982.

In October 2005, NOVA Chemicals issued $400 million of senior floating rate notes due 2013. In September 2005, the Company repaid the $100 million of 7% notes upon maturity. In 2004, NOVA Chemicals issued $400 million of 6.50% senior notes due 2012, from which $383 million of net proceeds was used to redeem two series of preferred securities due 2047 and 2048.

Cash generation in 2005 was primarily due to earnings and receipt of cash from the tax-related settlement; whereas cash generation in 2004 was principally a result of improving business conditions and earnings. Cash generation in 2003, in contrast to 2005 and 2004, was primarily attributable to non-strategic asset sales.

Outflows of Cash. NOVA Chemicals’ capital expenditures, net of third-party advances, were $419 million in 2005 compared to $227 million in 2004 and $119 million in 2003. The increase in capital expenditures is primarily related to the Corunna ethylene plant maintenance and modernization project, the Bayport expansion project and the ARCEL expansion project — all of which increased the Company’s production capacity. Capital expenditures for 2006 are expected to be approximately $250 million. During 2005, NOVA Chemicals spent $178 million for turnaround costs at Corunna and Bayport and the deferred start-up costs at Corunna, compared to turnaround costs of $9 million and $57 million for 2004 and 2003, respectively.

In July 2005, a share repurchase program for up to approximately 7.2 million shares was announced. This repurchase program will terminate on July 26, 2006, unless the maximum number of shares is purchased prior to that date. As of December 31, 2005, the Company had not repurchased any shares under this program. In July 2004, a share repurchase program for up to approximately 7.5 million shares was initiated. NOVA Chemicals purchased the entire amount of shares available under that program for an aggregate cost of $313 million, or an average cost of $41.60 per share. The Company also paid stock option exercise values in cash of $11 and $18 million in 2005 and 2004, respectively, in lieu of issuing stock.

Commitments

NOVA Chemicals has various commercial commitments, including operating leases for office space, railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short-term and long-term supply. While the Company has some fixed price raw materials agreements, prices are typically based on market or a cost-plus basis, and fluctuate with changes in the underlying raw material indices. Obligations have been calculated using current pricing for purposes of the chart below.

Contractual Cash Obligations as of December 31, 2005

	PAYMENTS DUE BY PERIOD
(MILLIONS OF U.S. DOLLARS)	TOTAL	2006	2007 TO 2008	2009 TO 2010	AFTER 2010

Long-term debt(1)	$2,039	$302	$209	$475	$1,053
Operating leases(2)	543	48	80	81	334
Unconditional purchase obligations(3)	11,034	3,825	2,375	1,158	3,676
Total contractual cash obligations	$13,616	$4,175	$2,664	$1,714	$5,063

(1)          Includes current portion and bank loans.

(2)          Includes property, railcar and other equipment leasing commitments.

(3)          NOVA Chemicals could mitigate the impact of excess quantities of raw materials and feedstock commodities resulting from fixed purchase commitments by reselling these products at market prices.

Liquidity

NOVA Chemicals is able to meet short-term liquidity needs through the generation of funds from operations, cash-on-hand, accounts receivable securitization programs, and borrowing capacity under a revolving credit facility. At December 31, 2005, the Company had $166 million cash on hand in addition to $288 million (net of letters of credit) of available borrowing capacity under its revolving credit facility. Additionally, borrowing capacity of $147 million was available under its accounts receivable securitization program for total liquidity of $601 million. In addition to this, on January 20, 2006, NOVA Chemicals established a new unsecured revolving credit facility of $100 million.

Senior Notes. In October 2005, NOVA Chemicals issued $400 million of senior floating rate notes due 2013. These senior notes were issued with investment-grade covenants and are identical in all material respects to the covenants on existing bonds. The debt was issued to ensure the Corporation has sufficient liquidity to repay the $300 million medium-term notes in May 2006. In September 2005, $100 million of 7%, 10-year notes matured and were retired for cash.

In January 2004, NOVA Chemicals issued $400 million of 6.5% senior notes due 2012. These senior notes were issued with investment-grade covenants and are identical in all material respects to the covenants on our existing bonds. In March 2004, approximately $383 million of the net proceeds of the offering was used to redeem the Company’s 9.04% preferred securities due 2048 and its 9.5% preferred securities due 2047. The balance of the proceeds was used for general corporate purposes. These transactions reduced NOVA Chemicals’ annual financing costs by approximately $10 million.

Credit Facility. As of December 31, 2005, NOVA Chemicals had no direct borrowings under its $375 million secured revolving credit facility, except for operating letters of credit of $87 million. On January 20, 2006, NOVA Chemicals established an additional revolving credit facility in the amount of $100 million. This new facility is unsecured and expires in March 2011.

On June 30, 2005, NOVA Chemicals re-negotiated its revolving credit facility to increase the borrowing capacity from $300 million to $375 million, to extend the maturity from March 2007 to June 2010, and to amend certain covenants, as follows:

			DECEMBER 31, 2005
COVENANT	PREVIOUS REQUIREMENT	CURRENT REQUIREMENT	ACTUAL

Interest Coverage(1)	2.0x	2.0x when net debt to total	3.6	x
		capitalization ratio > 40%
Net Debt to Total Capitalization(2)	55%	55%	54%
Consolidated Shareholders’ Equity(3)	$1.00 billion plus 50% of positive earnings	$1.25 billion plus 50% of positive earnings	$1.42 billion

Distribution Test	Debt to capitalization	Eliminated	Not applicable
	< 50%

(1)   As defined in NOVA Chemicals’ revolving credit facility, cash flow equals consolidated net income (loss), in accordance with Canadian GAAP, adding back interest expense, income taxes, depreciation and amortization, extraordinary gains or losses (including gains and losses on sales of assets) and other non-cash items.

(2)   As defined in NOVA Chemicals’ revolving credit facility, net debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the company’s accounts receivable securitization programs. The amended definition also provides for debt to be offset by cash, other than restricted cash, and the amount of NOVA Chemicals’ wholly owned subsidiary (NOVA Chemicals Inc.) preferred shares to be excluded in arriving at debt for purposes of this covenant.

(3)   Shareholders’ equity is defined in accordance with Canadian GAAP plus the amount of the Series A preferred shares.

The Company is currently in compliance with all covenants under this facility.

Off-Balance Sheet Arrangements — Accounts Receivable Securitization. NOVA Chemicals’ off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. NOVA Chemicals has engaged in the current programs since 1999 to obtain lower financing rates than those available from other sources. In 2005, the Company amended the programs to extend the maturity until June 2010 and increase the capacity to $300 million from $250 million. Under these programs, we sell trade accounts receivable to a third party, on a revolving basis, to a maximum of $300 million. At December 31, 2005, $153 million in receivables were sold under the programs. The total amount at year-end was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. The Company has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in NOVA Chemicals’ Consolidated Financial Statements. No other business is conducted through SPEs.

Total Return Swap. In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, the Corporation’s subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus NOVA Chemicals’ preferred shares if the market value of such common shares was less than $198 million) on or after April 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were re-designated as Series A preferred shares. Additionally, the dividend rate on the Series A preferred shares was reduced from 2% to 0.5% in December 2005.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time.

NOVA Chemicals also entered into a total return swap, which terminates on March 15, 2007, with respect to the Series A preferred shares. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap; and (ii) NOVA Chemicals pays the counterparty a spread to London Inter-Bank Offered Rate (LIBOR), as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap.

If the equity value of the Series A preferred shares decreases by approximately 24% or more at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% senior notes due 2012, issued by NOVA Chemicals.

If NOVA Chemicals defaults on other debt of at least $25 million or the closing price of our common shares is $12.00 or less and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million ($191 million fair value less $65 million restricted cash). Subsequent to the termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends.

Capitalization

NOVA Chemicals’ net debt to total capitalization ratio was 59.7% at December 31, 2005, compared to 48.5% at December 31, 2004, and 51.8% at December 31, 2003. On January 1, 2005, NOVA Chemicals adopted new Canadian accounting standards that require the preferred shares of its subsidiary to be classified as debt, which resulted in an increase of its net debt to total capitalization ratio. The Company’s $100 million of 7% senior notes due September 2005 were repaid in September 2005 from cash on hand. In May 2006, $300 million of 7% medium-term notes will mature. These notes may be repaid through available cash and lines of credit.

Financial Ratios

DECEMBER 31 (MILLIONS OF U.S. DOLLARS, EXCEPT AS NOTED)	2005	2004	2003

Long-term debt(1)	$2,039	$1,714	$1,682
Less: cash, cash equivalents and restricted cash	(231)	(310)	(277)
Total debt, net of cash, cash equivalents and restricted cash	1,808	1,404	1,405
Shareholders’ equity	1,219	1,493	1,309
Total capitalization(2)	$3,027	$2,897	$2,714
Net debt to total capitalization(3)	59.7%	48.5%	51.8%

(1)   On January 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require NOVA Chemicals’ preferred shares to be classified as debt. Prior periods have been restated accordingly. Maturity dates for NOVA Chemicals’ current and long-term debt range from May 2006 to August 2028. Long-term debt includes current portion of long-term debt and bank loans.

(2)   Total capitalization reflects shareholders’ equity and total debt, net of cash, cash equivalents and restricted cash (see Supplemental Measures below).

(3)   Computed after taking into account the reclassification of the preferred shares (see Supplemental Measures below).

Senior Debt Ratings (1)

SENIOR UNSECURED DEBT
DBRS	BBB (low) (stable)
Fitch Ratings	BB+ (stable)
Moody’s	Ba2 (negative)
Standard & Poor’s	BB+ (negative)

(1)          Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Supplemental Measures

In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures as follows. The following supplemental measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

•                  Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates. This measure is provided to assist investors in determining the amount of capital NOVA Chemicals has invested in its business.

•                  After-tax return on capital employed equals net income (loss) plus after-tax interest expense divided by average capital employed. This measure is useful for investors to determine the return NOVA Chemicals earns on capital invested.

•                  Cash Flow Cycle Time equals working capital from operations divided by average daily sales. This measure helps to determine which portion of changes in working capital results from factors other than price movements and helps to assess NOVA Chemicals’ performance against its goal to minimize investment in working capital.

•                  EBITDA equals net income (loss) before restructuring charges, income taxes, interest expense, other gains and losses, equity in the earnings of affiliates and depreciation and amortization. This measure is provided to assist investors in determining NOVA Chemicals’ ability to generate cash from operations.

•                  Net debt to total capitalization equals long-term debt, net of cash, cash equivalents and restricted cash divided by the sum of the net debt, as defined above, and shareholders’ equity. This measure is useful for investors to analyze the leverage of the Company.

•                  Net income (loss) from the businesses equals the total net income (loss) from the Olefins/Polyolefins and Styrenics businesses, which equals NOVA Chemicals’ net income less net income from equity investments and corporate and other items.

This measure allows the investor to analyze the performance of the on-going business of the Company.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations.

(MILLIONS OF U.S. DOLLARS)	2005	2004	2003
Net income (loss)	$(104)	$252	$(1)
Income tax (recovery) expense	(5)	81	(73)
Other gains	(8)	(177)	(92)
Equity in earnings of affiliate	—	—	(39)
Restructuring charges	168	8	15
Interest expense (net)	113	108	130
Depreciation and amortization	290	297	298
EBITDA	$454	$569	$238

Dividends and Distributions

Common Share Dividends. Historically, NOVA Chemicals has paid dividends on its common shares at the rate of $0.10 Canadian per quarter. In 2005, a total of $27 million in dividends was paid on the Company’s common shares. There are currently no material contractual restrictions on NOVA Chemicals’ ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of NOVA Chemicals’ Board of Directors, which will consider earnings, capital requirements, financial condition and other relevant factors. It is, however, the Company’s intention to retain most of its earnings to support current operations and reduce debt. The current intent is to continue to pay dividends at historic levels.

Series A Preferred Share Dividends. NOVA Chemicals had paid 2% but now pays 0.5% annual dividends on the $198 million Series A preferred shares of its subsidiary. On January 1, 2005, NOVA Chemicals adopted new Canadian accounting standards that require these instruments to be classified, on a retroactive basis, as liabilities rather than equity. In addition, any dividends associated with these preferred shares have been reclassified to interest expense. All prior periods have been restated.

Application of Critical Accounting Estimates

The following information represents the estimates most critical to the application of NOVA Chemicals’ accounting policies. For a summary of the Company’s significant accounting policies, please see Note 2 to the Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors and the Audit, Finance and Risk Committee has reviewed the disclosure relating to such estimates in this Management’s Discussion & Analysis.

Inventories. NOVA Chemicals carries inventory at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (FIFO) basis with no allocation of fixed production overhead. Most of NOVA Chemicals’ competitors determine cost on a last-in, first-out (LIFO) basis. As a result of this difference in methodology used to account for costs, significant differences in the timing of quarterly earnings can occur during periods when feedstock costs are volatile. NOVA Chemicals uses the FIFO method because it believes the FIFO basis is a better method to match the actual costs incurred with the related revenue.

Plant, Property and Equipment (PP&E). PP&E consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. NOVA Chemicals values PP&E at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

Judgmental aspects of accounting for PP&E involve estimates of the life of the assets, the selection of an appropriate method of depreciation and determining whether an impairment of NOVA Chemicals’ assets exists. These assessments are critical due to their potential impact on earnings.

Canadian and United States GAAP require that if the sum of the future net cash flows, together with the residual value expected to result from a company’s assets, undiscounted and without interest charges, is less than the reported value of the asset, asset impairment must be recognized in the financial statements by a charge to earnings.

NOVA Chemicals’ Olefins/Polyolefins business has an established long-term record of profitability and, based on current asset carrying values and expected future cash flows, NOVA Chemicals concluded that the carrying value of its assets is appropriate. In 2003, the shutdown of a single polyethylene line at the St. Clair River facility in Corunna was announced, resulting in a $6 million after-tax charge to earnings in the third quarter of 2003.

NOVA Chemicals Styrenics business has not been profitable, and in recent years NOVA Chemicals has reduced production capacity due to poor market conditions. In October 2005, NOVA Chemicals and Innovene combined their European polystyrene businesses into a 50:50 joint venture known as NOVA Innovene. On October 11, 2005, NOVA Innovene announced its plans to cease expandable polystyrene production at its Berre, France, plant and permanently shut down the previously idled expandable polystyrene plant in Carrington, United Kingdom. Accordingly, the value of these assets was written off as of September 30, 2005, resulting in a $60 million after-tax charge to earnings in the third quarter of 2005. On January 19, 2006, NOVA Chemicals announced its intention to permanently close its Chesapeake, Virginia, polystyrene plant. As a result, we recorded a $46 million after-tax charge to earnings in the fourth quarter of 2005. Based on current asset carrying values and expected future cash flows of the remaining assets, NOVA Chemicals has concluded that the carrying value of these assets is appropriate.

NOVA Chemicals’ estimate of future cash flows is based on historical operating performance and the assumption that the business cycle pattern will continue in the future. Historically, there have been peaks in earnings performance, characterized by a tight supply/demand balance and improving margins, followed by trough periods when supply exceeds demand and lower margins result. The assumption is that margins earned in the future will be similar to margins earned in the past and that a similar cost structure will be maintained.

In addition, NOVA Chemicals is able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment, and is a systematic and rational basis reflecting the period over which the assets’ benefit is realized.

Asset Retirement Obligations. United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired. At December 31, 2005, NOVA Chemicals had $26 million of accumulated reserve for these activities. This accumulated reserve is comprised of approximately $18 million anticipated to be required for the future decommissioning and site restoration of currently active plant sites, $3 million for plant sites that have been divested or are no longer in use and approximately $5 million for ongoing environmental management and planned dismantling of currently operating plant sites.

During 2005, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active sites. The obligations were increased as a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2005, the reserves were generally considered adequate for the environmental remediation work required.

During 2004, NOVA Chemicals reduced the reserve that was carried for inactive sites by $5 million due to several projects either being complete or at a stage of completion that allowed reassessment of the estimated costs to complete. After review of these projects, it was determined that NOVA Chemicals accumulated reserve for inactive sites was too high.

In 2003, the Company undertook an evaluation of the costs to conduct decommissioning and site restoration required to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites. Canadian GAAP required that the present value of inflation adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and depreciate this amount over the estimated remaining lives of the assets. NOVA Chemicals determined that $131 million, at that time, may be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized, however these will be taken into consideration as the assets are depreciated. Because these plants may be in operation in excess of

40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the value of salvage, degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

The amount of $131 million was approximately $225 million to $250 million after adjusting for inflation as is required by Canadian GAAP. The present value of this future amount (using a credit adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $19 million, and was accrued in 2003 in anticipation of these activities. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. For 2005, 2004 and 2003, this expense was $2 million, $2 million and $1 million, respectively.

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all of its employees. NOVA Chemicals’ pension obligations and pension expense are recognized in the financial statements. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. The Company uses published mortality rate tables and selects other assumptions in line with past experience. The return on plan assets is not the actual return but an expected rate based on estimated asset returns over the life of the pension plans and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments of NOVA Chemicals’ plans. Changes in these assumptions would need to be dramatic to cause a material impact to NOVA Chemicals’ pension obligation or pension expense amounts. For example, a 1% change in the expected return on the plan assets would impact earnings by approximately $4 million after-tax; and a 1% change in NOVA Chemicals’ discount rate would impact earnings by approximately $10 million after-tax.

Canadian GAAP requires that actuarial gains and losses be recognized in NOVA Chemicals’ income using a systematic and consistent methodology. For defined benefit pensions, the Company amortizes such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrecognized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into NOVA Chemicals’ earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999 to a $195 million loss at December 31, 2005.

A total of $49 million, $26 million and $17 million was contributed in 2005, 2004 and 2003, respectively, to all of NOVA Chemicals’ defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. Contributions to the defined contribution plans were $7 million in 2005.

Funding for NOVA Chemicals’ defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of the Company’s pension plan assets and obligations. For 2006, funding is expected to be approximately $60 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to the defined contribution plans for 2006 are estimated to be $7 million.

Income Taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in NOVA Chemicals’ financial statements or tax returns. Judgment is required in assessing future tax consequences. Variations in the actual outcome of these future tax consequences could materially impact NOVA Chemicals’ financial position or results of operations.

NOVA Chemicals has a tax reserve that is available to settle periodic tax disputes and ongoing tax adjustments. This reserve is assessed from time-to-time for adequacy and, in 2003 and 2004, the reserve was determined to be over-provided. During 2004, the reserve was reduced by $11 million ($20 million in 2003). The 2005 assessment showed the reserve to be at the appropriate level and no adjustment was made.

Accounting Standards

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Canadian Institute of Chartered Accountants (CICA) implemented new accounting standards, which harmonize accounting standards with United States GAAP for some types of mandatorily redeemable shares and other financial instruments. Beginning on January 1, 2005, these instruments are required to be classified, on a retroactive basis, as liabilities rather than equity. As a result, the preferred shares of the Corporation’s subsidiary, NOVA Chemicals Inc., have been classified as debt. In addition, any dividends associated with these Series A preferred shares have been reclassified to interest expense. All prior periods have been restated.

Market and Regulatory Risk

The Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the Company’s hedging policy. NOVA Chemicals’ policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure.

Foreign Exchange Hedging. NOVA Chemicals conducts business in various countries where certain revenues and expenses are determined in currencies other than the U.S. dollar. The Company has not hedged its exposure to fluctuations in any currency in recent years.

Commodity Hedging and Feedstock Acquisition. NOVA Chemicals manages exposure to fluctuating commodity prices on its physical feedstock requirements by varying the mix of fixed- and floating-price contracts and by entering into commodity futures contracts, swaps and options. The extent to which hedging instruments are used depends on market conditions and requires adherence to the Company’s hedging policy. NOVA Chemicals also limits its positions in futures markets to proprietary feedstock requirements and does not use hedging instruments for speculative purposes.

The Company’s feedstock acquisition team manages its position in the volatile natural gas and crude markets in an effort to moderate the risks of fluctuations in feedstock prices to lower overall feedstock costs. As a result of hedging activities, after-tax earnings in 2005 and 2004 increased by $14  and $16 million, respectively. In 2003, after-tax earnings decreased by $5 million.

Interest Rate Hedging. Interest rate swaps are used to manage the mix between fixed- and floating-interest rate exposure. At December 31, 2005, 54% of NOVA Chemicals’ debt had fixed-interest rates averaging 7.2%, and 46% of its debt had floating-interest rates averaging 7.8%.

Equity Forward Contracts. Equity forward contracts are used to manage exposures to fluctuations in NOVA Chemicals’ stock-based compensation costs, as the costs of the plans vary as the market price of the underlying common shares changes. For further details of NOVA Chemicals’ forward contracts, please see Corporate and Other Items, Stock-Based Compensation, Profit Sharing and Forward Transactions.

Credit Risk Management. NOVA Chemicals is exposed to credit risk on financial instruments given the possibility a counter-party to an instrument in which we are entitled to receive payment of an unrealized gain fails to perform. The Company has established a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. Concentration of credit risk can result primarily from receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals’ manages its credit risk relating to these receivables through credit approval and monitoring procedures.

Government Regulation and Environmental Protection. Like other companies in the plastics and chemical industry, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government concerning the manufacture, processing and importation of certain petrochemical substances, discharges or releases (whether to air, land or water) and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials.

Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risks of accidental discharges of hazardous materials, personal injury and property and environmental damage.

Furthermore, applicable environmental laws and regulations provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. There can be no assurance that NOVA Chemicals will not incur material costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

From time-to-time, NOVA Chemicals has entered into various consent agreements or been subject to administrative orders for pollution abatement or remedial action in connection with its businesses. The Company is currently involved in investigations and clean-ups under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and comparable state laws at four sites in connection with hazardous substances that in the past had been transported to third party disposal sites. NOVA Chemicals does not believe that its share of response costs at any such sites will, individually or in the aggregate, result in a material liability. It is possible that, based upon the nature of the hazardous substances generated at existing and discontinued operations, the Company may be involved in investigations and clean-ups at additional sites in the future.

NOVA Chemicals has implemented the Responsible Care Program, a comprehensive program that was initiated by the Canadian Chemical Producers’ Association (CCPA) and has been adopted by the American Chemistry Council (ACC) in the United States as well as by chemical industry associations in more than 52 countries worldwide, as the basis for its overall safety, health, environment and risk program.

NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. In addition to participation in the CCPA’s National Emissions Reduction Masterplan, we are also participating in Canada’s Accelerated Reduction and Elimination of Toxics and greenhouse gas emissions management programs. Through an aggressive emissions management program, we are committed to economically viable solutions to climate change concerns, including, for example, participation in the joint venture with ATCO Power Canada Ltd. and EPCOR Power Development Corporation to operate a natural gas-fired cogeneration power plant at the Company’s production site in Joffre, Alberta. This project has substantially reduced greenhouse gas emissions when compared with continuing to supply the electrical needs of the Joffre site from Alberta’s primarily coal-fired electrical generation facilities. The Company is also directly involved in the Canadian Chemical Industry’s Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change took effect during the first quarter of 2005. As a result of the Canadian government’s decision to ratify the Kyoto Protocol, Canada is required to reduce its greenhouse gas emissions by 6% below 1990 levels during the years 2008 through 2012 and legally binding greenhouse gas emission reduction targets may be imposed on NOVA Chemicals’ operations in Canada. In addition, Canada has recently implemented modifications to the Canadian Environmental Protection Act, which gives the government the ability to legislate reductions in greenhouse gas emissions. Similarly, NOVA Innovene’s operations are located in countries where greenhouse gas emission targets may be imposed. There is no national greenhouse gas emission reduction program that imposes reduction targets in the United States, but some states have announced an intention to implement such programs and NOVA Chemicals’ operations in the United States could also have targets imposed. In view of the uncertainty of how, when and if implementation will occur, we cannot estimate compliance costs or whether they will be material.

Summarized Quarterly Financial Information

THREE MONTHS ENDED;	2005				2004
MILLIONS OF U.S. DOLLARS, (EXCEPT PER SHARE AMOUNTS)	DEC 31	SEPT 30	JUN 30	MAR 31	DEC 31	SEPT 30	JUN 30	MAR 31
Revenue	$1,433	1,366	1,329	1,488	$1,527	1,379	1,238	1,126
Operating income (loss)	$(79)	(96)	1	170	$51	96	76	41
Net income (loss)	$(68)	(105)	(25)	94	$162	56	27	7
Net income (loss) per common share
Basic	$(0.82)	(1.28)	(0.29)	1.12	$1.91	0.64	0.31	0.08
Diluted	$(0.82)	(1.28)	(0.29)	1.06	$1.78	0.60	0.30	0.08
Weighted-average common shares outstanding (millions)
Basic	82.4	82.3	82.3	83.2	84.8	87.2	87.6	87.3
Diluted	82.4	82.3	82.3	90.0	92.4	95.9	96.9	89.2

Quarterly Earnings Trends. In 2004, strengthening demand combined with limited capacity additions, resulted in increased sales volume and prices. Margins expanded for all products despite feedstock cost increases. Net income in the fourth quarter of 2004 includes a $91 million after-tax gain on a tax-related settlement and $40 million after-tax gain on the sale of the investment in AEGS. Net income in the first quarter of 2005 was favorably impacted by strong industry operating rates and co-product sales in NOVA Chemicals’ Olefins/Polyolefins business. Net losses in the second and third quarters of 2005 were primarily caused by several unusual events, including the Corunna power outage, the Joffre ethane interruption, the non-cash insurance accrual, and the non-cash write-down related to the new European joint venture. The net loss in the fourth quarter was caused by the decline in the sales volumes primarily as a result of Corunna being shut down for an extended turnaround for maintenance and modernization work and the non-cash write-down of the Chesapeake, Virginia, facility.

Historically, sales volumes in the plastics and chemical industry during the last quarter of a calendar year are lower than the first three quarters due to seasonal factors. 2005 was no exception for NOVA Chemicals. Polyethylene sales volumes in the fourth quarter were lower than any of the prior three quarters; however, this was primarily attributable to the outage at the Corunna, Ontario manufacturing facility rather than typical seasonal factors. Styrene monomer, polystyrene and expandable polystyrene sales volumes also followed the historical pattern of being lowest in the fourth quarter. Ethylene constraints limited the sales potential for styrene monomer in the fourth quarter of 2005. Polystyrene sales volumes were down in the first half of the fourth quarter due to the force majeure caused by a hurricane and they were down in the second half of the fourth quarter as customers positioned themselves for 2006 contract negotiations. Expandable polystyrene sales volumes were down in the fourth quarter due to seasonal slowing in the packaging and construction markets as well as the widening price gap caused by increased Asian imports.

Figure 10. Polyethylene & Polystyrene Industry Quarterly Growth, 2004 and 2005

The polyethylene and polystyrene quarterly growth chart above illustrates the trend in demand growth on a quarterly basis for 2004 and 2005. In the first three quarters of 2004, strong economic growth combined with rising energy prices and high operating rates (in the case of polyethylene) stimulated fundamental demand growth and an inventory build downstream from producers, as buyers hedged against rising prices. Later in the year, typical seasonality of demand, coupled with a pull-back in energy prices, resulted in weaker demand. In the first quarter of 2005, inventory de-stocking downstream created follow-on weakness in polyethylene, while polystyrene demand recovered as is traditionally the case after a weak fourth quarter. The middle two quarters saw mostly strengthening demand. Seasonal strength in fundamental demand combined with rising energy prices caused buyers to attempt to re-build depleted inventories. However, the two hurricanes of late August and late September 2005 created unprecedented supply disruptions. Prices increased rapidly and supply was limited. These conditions resulted in abnormally weak demand growth in the fourth quarter of 2005. The supply shortages, from feedstock through to polymer, caused many suppliers to declare force majeure and limit purchases early in the quarter. Later, very high prices strained working capital resources of many converters, limiting purchases. At the end of the quarter, initial signs of price weakness caused converters to deplete inventory further.

Fourth Quarter 2005 Overview. During the fourth quarter of 2005, we reported a net loss to common shareholders of $68 million, or $0.82 per share, compared to net income of $162 million, or $1.78 per share, in the fourth quarter of 2004. This quarter-over-quarter decrease of $230 million was primarily attributable to the following: a $91 million after-tax gain on a tax-related settlement in the fourth quarter of 2004; a $40 million after-tax gain on the sale of NOVA Chemicals’ investment in AEGS in the fourth quarter of 2004; a $46 million after-tax restructuring charge taken in the fourth quarter of 2005 related to the announcement of the closure of the Chesapeake, Virginia, site; and a reduction in earnings of $37 million and $48 million of the Olefins/Polyolefins and Styrenics businesses, respectively. These factors were slightly offset by a $26 million increase in earnings as a result of the mark-to-market changes (net of the effects of the forward transaction) in the value of NOVA Chemicals’ common stock price as it relates to its two cash-settled, stock-based incentive compensation plans.

Depreciation expense was relatively flat when comparing the fourth quarter of 2005 with the fourth quarter of 2004. Interest expense increased $5 million before-tax in the fourth quarter of 2004 compared to 2005 due to the issuance of $400 million in senior floating-rate notes in October 2005.

Net income in the Olefins/Polyolefins business decreased $37 million, or 45%, from $82 million in the fourth quarter of 2004 to $45 million in the fourth quarter of 2005. The decrease in the Olefins/Polyolefins business fourth quarter net income was primarily related to the decline in polyethylene and co-product sales as a result of the outage at the Corunna, Ontario facility. Despite the fact that there were lower sales volumes, there was margin expansion in the fourth quarter of 2005. The increases in ethylene and polyethylene prices outpaced the increases in the flow-through cost of feedstock.

The net loss in the Styrenics business increased $48 million, or 282%, from a $17 million net loss in the fourth quarter of 2004 to a $65 million net loss in the fourth quarter of 2005. The increase in the Styrenics business fourth quarter net loss was primarily attributable to operating problems, lower margins and lower polystyrene sales volumes caused by constraints on ethylene supplies during the fourth quarter of 2005.

Share Data

Common Shares Issued and Outstanding

(NUMBER OF SHARES)	FOR THE PERIOD ENDED FEBRUARY 13, 2006	2005	2004	2003
Beginning of period	82,364,899	84,268,293	87,099,781	86,527,812
Issued upon exercise of options	115,603	695,157	2,103,112	571,969
Repurchased	—	(2,598,551)	(4,934,600)	—
End of period	82,480,502	82,364,899	84,268,293	87,099,781

Employee Incentive Stock Options

(NUMBER OF OPTIONS)	FOR THE PERIOD ENDED FEBRUARY 13, 2006	2005	2004	2003
Beginning of period	5,107,611	5,849,131	8,822,440	8,625,532
Granted	8	532,750	271,300	999,700
Exercised	(169,848)	(1,257,857)	(3,204,731)	(571,969)
Cancelled	(100)	(16,413)	(39,878)	(230,823)
End of period	4,937,671	5,107,611	5,849,131	8,822,440

Disclosure Controls and Procedures

NOVA Chemicals’ management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at December 31, 2005, of NOVA Chemicals’ disclosure controls and procedures (as defined in Rules 13a-15e and 15 d-15e under the United States Securities Exchange Act of 1934) and has concluded that such disclosure controls and procedures are effective.

Changes In Internal Control Over Financial Reporting

There have been no changes in NOVA Chemicals’ internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Additional Information

Additional information relating to NOVA Chemicals, including the Annual Information Form, is filed with Canadian securities administrators and can be accessed through the system for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.